Exhibit 99.1

Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF MARCH 31, 2010 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of the Partnership’s underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	March 31,	December 31,	January 1,
US$ MILLIONS, UNAUDITED	2010	2009	2009

Assets
Investment in associate (Note 4)	$1,111	$1,130	$641
Total assets	$1,111	$1,130	$641

Liabilities and partnership capital
Accumulated other comprehensive income	$66	$67	$101
Partnership capital (Note 5)	1,045	1,063	540
Total liabilities and partnership capital	$1,111	$1,130	$641

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS

	For the three-month period
	ended March 31
US$ MILLIONS, UNAUDITED	2010	2009

Loss from investment in associate	$(1)	$(3)
Net Loss	$(1)	$(3)
Loss per unit:
Basic & Diluted (Note 6)	$(0.01)	$(0.13)

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME

	For the three-month period
	ended March 31
US$ MILLIONS, UNAUDITED	2010	2009

Net loss	$(1)	$(3)
Other comprehensive (loss) income
Revaluation	1	—
Foreign currency translation	4	13
Net loss on related hedging items	(8)	(7)
Deferred taxes recovery	2	1
Other comprehensive (loss) income	(1)	7
Comprehensive (loss) income	$(2)	$4

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

		Retained		Foreign		Total
	Partnership	earnings	Revaluation	currency	Hedge gains	Partnership
U.S. MILLIONS, UNAUDITED	units	(deficit)	Surplus	translation	(losses)	Capital
Balance as at December 31, 2009	$1,092	$(29)	$26	$34	$7	$1,130
Net loss	—	(1)	—	—	—	(1)
Other comprehensive income (loss)	—	—	1	4	(6)	(1)
Partnership distributions	—	(17)	—	—	—	(17)
Balance as at March 31, 2010	$1,092	$(47)	$27	$38	$1	$1,111

				Foreign		Total
	Partnership	Retained	Revaluation	currency	Hedge gains	Partnership
U.S. MILLIONS, UNAUDITED	units	earnings	Surplus	translation	(losses)	Capital
Balance as at January 1, 2009	$541	$(1)	$52	$—	$49	$641
Net loss	—	(3)	—	—	—	(3)
Other comprehensive income	—	—	—	13	(6)	7
Partnership distributions	—	(6)	—	—	—	(6)
Unit repurchases	(8)	—	—	—	—	(8)
Balance as at March 31, 2009	$533	$(10)	$52	$13	$43	$631

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the three-month period
	ended March 31
US$ MILLIONS, UNAUDITED	2010	2009

Operating activities
Net loss	$(1)	$(3)
Distributions from investment in associate	17	14
Adjustments for non-cash items:
Loss from investment in associate	1	3
Cash provided by operating activities	$17	$14

Financing activities
Distributions to unitholders	$(17)	$(6)
Repurchase of units during the period	—	(8)
Cash (used in) financing activities	$(17)	$(14)

Cash and equivalents
Change during the period	$—	$—
Balance, beginning of period	—	—
Balance, end of period	$—	$—

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS — UNAUDITED

For the period from January 1, 2010 to March 31, 2010.

1.              ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “Partnership” or “BIP”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 21, 2007 as amended and restated. BIP holds a 59% interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”). Brookfield Infrastructure L.P. was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure consists of interests in utilities, fee for service and timber operations in North and South America, Australasia and Europe.

Because BIP does not hold a controlling interest in Brookfield Infrastructure, as defined by IAS 27 Consolidated and Separate Financial Statements or SIC-12 Special Purpose Entities, BIP does not consolidate the results of operations, assets or liabilities of Brookfield Infrastructure. These financial statements of BIP should be read in conjunction with Brookfield Infrastructure’s financial statements.

2.              SUMMARY OF ACCOUNTING POLICES

(a)           Basis of Presentation

These interim condensed financial statements of the Partnership have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Partnership expects to adopt in its financial statements as at and for the year ending December 31, 2010.

As these interim condensed financial statements are the Partnership’s first financial statements prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Partnership’s most recent annual financial statements prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) have been included in these interim condensed financial statements for the comparative annual period.

These interim condensed financial statements should be read in conjunction with the Partnership’s 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 to these interim condensed financial statements and the additional annual disclosures included herein.

All figures are presented in millions of United States dollars unless otherwise noted.

These financial statements were authorized for issuance by the Board of Directors of the Partnership on September 21, 2010.

(b)           Investments in Associates

Investments in operations in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method, as Investments in Associates. Under the equity method, investments are stated at cost and are adjusted for the Partnership’s proportional share of undistributed equity earnings or losses of the investment and distributions received from the investment.

The Partnership accounts for its investment in Brookfield Infrastructure, over which it has significant influence, under the equity method.

(c)           Investment Valuation

The Partnership recognizes an impairment charge, if any, when a decline in the fair value of its investments below their carrying value is judged to be other-than-temporary. The Partnership considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Partnership’s cost basis, the financial condition and near-term prospects of the investee, and the Partnership’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

(d)           Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

(e)           Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the Partnership.

(f)            Critical Judgements and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the Partnership’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; revaluation amounts for property, plant and equipment; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; effectiveness of financial hedges for accounting purposes; determination of functional currency; assessment of cash generating units; determination of whether control exists in concluding whether an entity should be consolidated; measurement of deferred taxes; and fair values for recognition, measurement and disclosure purposes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in these financial statements. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the Partnership’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

3.              TRANSITION TO IFRS

The Partnership has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS, the Partnership prepared its financial statements in accordance with U.S. GAAP. The Partnership’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. Accordingly, the Partnership will make an unreserved statement of compliance with IFRS beginning with its 2010 annual financial statements. The Partnership’s transition date is January 1, 2009 (the “transition date”) and the Partnership has prepared its opening IFRS balance sheet at that date. These financial statements have been prepared in accordance with the accounting policies described in Note 2.

The Partnership will ultimately prepare its opening balance sheet by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, subsequent changes to IFRS may impact the policies used to prepare the consolidated financial statements for the year ending December 31, 2010, which may differ from these financial statements.

Brookfield Infrastructure, the sole investment of the Partnership, has converted to IFRS on the same basis, with the same elections, and the same transition date as Brookfield Infrastructure Partners L.P..

(a) Elected Exemptions From Full Retrospective Application

In preparing these condensed financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Partnership has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i) Cumulative Translation Differences

The Partnership has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries of Brookfield Infrastructure.

(ii) Business Combinations

The Partnership has elected to apply the business combinations exemption in IFRS 1. Accordingly, it has not restated business combinations that took place prior to the January 1, 2009 IFRS transition date.

(b) Mandatory Exceptions To Retrospective Application

In preparing these condensed financial statements in accordance with IFRS 1 the Partnership has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i) Estimates

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Partnership under U.S. GAAP are consistent with their application under IFRS.

(ii) Hedge Accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Partnership’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

(c) Reconciliation of Partnership capital as reported under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at the transition date:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP - December 31, 2008		$546
Cumulative differences in income under IFRS for investment in associate	(i)	2
Cumulative differences in other comprehensive income under IFRS for investment in associate	(ii)	93
As reported under IFRS - January 1, 2009		$641

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at March 31, 2009:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP - March 31, 2009		$532
Cumulative differences in income under IFRS for investment in associate	(i)	4
Cumulative differences in other comprehensive income under IFRS for investment in associate	(ii)	95
As reported under IFRS - March 31, 2009		$631

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at December 31, 2009:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP - December 31, 2009		$1,074
Cumulative differences in income under IFRS for investment in associate	(i)	(10)
Cumulative differences in other comprehensive income under IFRS for investment in associate	(ii)	66
As reported under IFRS - December 31 ,2009		$1,130

(i) Cumulative differences in income under IFRS for investment in associate

Reflects the difference between the income realized by the Partnership’s investment in associate under U.S. GAAP and the income that was recognized as a result of the adoption of IFRS.

(ii) Cumulative differences in other comprehensive income under IFRS for investment in associate

Reflects the difference between the other comprehensive income realized by the equity accounted associate under U.S. GAAP and the income that was recognized as a result of the adoption of IFRS.

(d) Reconciliation Of Net (Loss) Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s net income reported in accordance with U.S. GAAP to its net income in accordance with IFRS for the year ended December 31, 2009 and the three month period ended March 31, 2009.

		Three months	Year ended
		ended March	December 31,
MILLIONS	Note	31, 2009	2009
(Loss) income as reported under U.S. GAAP		$(5)	$28
Differences in income under IFRS for investment in associate	(i)	2	(12)
(Loss) income as reported under IFRS		$(3)	$16

(i) Differences in income under IFRS for investment in associate

Reflects the difference between the income realized by the Partnership’s investment in associate under U.S. GAAP and the income that was recognized as a result of the adoption of IFRS.

(e) Reconciliation Of Comprehensive Income (Loss) As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s comprehensive income reported in accordance with U.S. GAAP to its comprehensive income (loss) in accordance with IFRS for the year ended December 31, 2009 and three month period ended March 31, 2009.

		Three months	Year ended
		ended	December 31,
MILLIONS	Note	March 31, 2009	2009
Comprehensive (loss) income as reported under U.S. GAAP		$—	$20
Differences in net income (loss)	(i)	2	(12)
Differences in comprehensive income (loss)	(ii)	2	(26)
Comprehensive income (loss) as reported under IFRS		$4	$(18)

(i) Differences in Net Income

Reflects the differences in net income between U.S. GAAP and IFRS as described in 3(d) for the respective period.

(ii) Differences in Comprehensive Income (Loss)

Reflects the differences in comprehensive income between U.S. GAAP and IFRS.

4.              INVESTMENT IN ASSOCIATE

The Partnership’s net investment in its associate is as follows:

		Book Value
		March 31,	December 31,	January 1,
US$ MILLIONS	Ownership %	2010	2009	2009

Brookfield Infrastructure L.P.	59%	$1,111	$1,130	$641

An adjustment has been made in recording the Partnership’s share of equity accounted for earnings for it’s investment in Brookfield Infrastructure. The mark to market and interest expense associated with the Redeemable Partnership Units issued by Brookfield Infrastructure has been reversed at the Partnership level.

The following table presents certain summarized financial information for the Partnership’s investment in Brookfield Infrastructure, on a 100% ownership interest in the entity:

	For the three month period ended March 31
US$ MILLIONS	2010	2009
Revenues	$9	$7
Cost of revenues (inclusive of depreciation expense)	(7)	(3)
Selling, general and administrative expenses	(8)	(4)
Dividend income	—	1
Earnings (losses) from investments in associates	7	(1)
Profit before under noted	1	—
Interest expense	(15)	(8)
Mark to market loss adjustment on redeemable partnership units	(29)	(30)
Net loss before income tax recovery (expense)	(43)	(38)
Income tax recovery (expense)	1	(1)
Net loss for the period	$(42)	$(39)

	March 31	December 31	January 31
US$ MILLIONS	2010	2009	2009
Current assets	$59	$76	$63
Non-current assets	1,969	1,981	1,271
	$2,028	$2,057	$1,334

Current liabilities	$22	$22	$7
Non-current liabilities	125	121	248
Preferred shares	20	20	20
	$167	$163	$275
Redeemable partnership units	742	713	169
	$909	$876	$444

5.              Partnership Capital

As at March 31, 2010, the number of issued and outstanding Partnership units have changed as follows:

	For the three-month period ended March 31
	2010		2009
US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	Book Vaue	Units	Book Vaue	Units
Outstanding at beginning of period	$1,063	63,155,680	540	23,160,269
Issuance of new units	—	—	—	—
Distributions to unitholders	(17)	—	(6)	—
Net income for the period	(1)	—	(3)	—
Repurchase of units during the period	—	—	(8)	(674,000)
Outstanding at end of period	$1,045	63,155,680	$523	22,486,269

6.              Loss Per Unit

The components of basic and diluted loss per unit are summarized in the following table:

	For the three-month period
	ended March 31
US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	2010	2009
Net loss	$(1)	$(3)
Weighted average units outstanding — basic	63,155,680	22,823,269
Weighted average units outstanding — diluted	63,155,680	22,823,269

7.              Subsequent Events

On August 23, 2010, BIP announced that it had entered a definitive merger agreement with Prime Infrastructure Holdings Ltd. (“Prime”). Under the terms of the transaction, Prime security holders will receive 0.24 BIP units for each Prime stapled security held, representing a price of AUD$4.60 per Prime security. In addition, to accommodate holders of smaller numbers of Prime securities, each Prime security holder is also entitled to receive cash in lieu of BIP units, up to a limit of 4,000 BIP units per holder.

Upon successful completion of the transaction, Brookfield Infrastructure will increase its ownership of Prime from 40% to 100%.